Powerbridge Technologies Co., Ltd.

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

November 6, 2018

VIA EDGAR

Donald Field

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Powerbridge Technologies Co., Ltd.

Draft Registration Statement on Form F-1

Submitted September 26, 2018

CIK No. 0001754323

Dear Mr. Field:

Powerbridge Technologies Co., Ltd. (the “Company”, “Powerbridge,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 23, 2018 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously submitted on September 26, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted in confidentiality accompanying this Response Letter is referred to as Form F-1.

Please note that new language we are including in Form F-1 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Draft Registration Statement on Form F-1

Cover Page

1.	Please revise the registration statement cover page to include the information required by Form F-1 for your agent for service.

Response: In response to the Staff’s comment we have revised the disclosure on the cover page to include the information for our agent for service.

2.	Please add to the registration statement cover page the delaying amendment legend required by Item 501 of Regulation S-K and remove the legend from the prospectus cover page.

Response: In response to the Staff’s comment we added to the registration statement cover page the delaying amendment legend required by Item 501 of Regulation S-K and removed the legend from the prospectus cover page.

Our Business, page 1

3.	We note your disclosure in the eighth paragraph that you intend to roll-out your Powerbridge BaaS Services in the first quarter of fiscal 2019. We also note your disclosure elsewhere in the prospectus that this will be a pilot program introduced on a limited basis to select customers. Please revise the prospectus summary to disclose this additional information.

Response: In response to the Staff’s comment we have revised the disclosure on page 2 and page 62 of Form F-1.

“We are currently designing and developing our cloud-based Powerbridge BaaS Services (blockchain-as-a-service) that is intended for all players in the global trade ecosystem. Blockchain technology is emerging as a major disruptive force across many industries, including those involved in global trade. We believe that blockchain technology could allow our customers to conduct business in more synchronized and collaborative ways to substantially increase operational efficiency and reduce trade costs across the global trade supply chain. Powerbridge BaaS Services, which we expect to roll-out as pilot projects on a limited basis to selective customers in the first quarter of ~~fiscal~~ 2019, will include Compliance Blockchain Services, Logistics Blockchain Services, Supply Chain Blockchain Services, and Import & Export Loan and Insurance Processing Blockchain Services (See, “Our BaaS Services” in Our Business below).”

“The market for our BaaS (blockchain-as-a-service) services is new and unproven, which could result in limited customer adoption of our services, limited customer retention, or weaker customer expansion.

We plan to introduce our BaaS (blockchain-as-a-service) services as pilot projects on a limited basis to selective customers in the first quarter of 2019. While we believe that, over time, the concept of a BaaS services will become fundamental to an organization’s core operations involving global trade, the market for BaaS services is largely unproven and is subject to a number of risks and uncertainties.

The market for BaaS services is new and less mature than traditional on-premises software applications, and the adoption rate for BaaS services may be slower among customers with business practices requiring highly customizable application software. Our success with BaaS services will depend to a substantial extent on the widespread adoption of BaaS services in general, but we cannot be certain that the trend of adoption of BaaS services will continue in the future. In particular, many organizations have invested substantial personnel and financial resources in integrating traditional software into their businesses over time, and some may be reluctant or unwilling to migrate to BaaS. It is difficult to predict customer adoption rates and demand for our BaaS services, the future growth rate and size of the BaaS services market or the entry of competitive applications. The expansion of the BaaS services market depends on a number of factors, including the cost, performance and perceived value associated with BaaS. Our current cost for BaaS’s research and development is approximately $700,000 per annum. If BaaS services do not continue to achieve market acceptance, or there is a reduction in demand for BaaS services caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and services or decreases in information technology spending, it would result in decreased revenues and our business would be adversely affected.”

4.	For each of the three sources of revenue that you identify on the bottom of page 2, please disclose the percentage of your total revenue that each source contributes.

Response: In response to the Staff’s comment we have revised the disclosure on page 63 of Form F-1.

“We currently derive our revenues from three sources: (1) revenue from application development services generated from Powerbridge System Solutions, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization; (2) revenue from consulting and technical support services primarily generated from Powerbridge System Solutions, and (3) revenue from subscription services generated from Powerbridge SaaS Services. We currently generate most of our revenues from application development services, which represented 89.5% and 90.4% of total revenue in fiscal 2017 and 2016, respectively. ~~We also generate revenue from~~ Revenue from consulting and technical support services ~~which~~ represented 6.6% and 5.2% of total revenue in fiscal 2017 and 2016, respectively. ~~Further, we generate revenue from~~ Revenue from subscription services~~, which~~ represented 3.9% and 4.4% of total revenue in fiscal 2017 and 2016, respectively. For the fiscal years ending December 31, 2016 and 2017, our revenues were US$21.2 million and US$21.6 million, respectively. Our net profit grew from US$3.5 million in 2016 to US$4.0 million in 2017. For the six months ended June 30, 2017 and 2018, our revenues were US$6.6 million and US$7.9 million, respectively. Our net profit was US$1.5 million and US$1.3 million for the six months ended June 30, 2017 and 2018, respectively.”

5.	We note your disclosure in the last paragraph that you have a "total of 3,470 corporate and government customers." We also note your disclosure on page 74 that this number represents "accumulated" customers and not necessarily the number of revenue generating customers in the most recently completed fiscal year. Please revise the disclosure here and throughout the prospectus to clarify this metric. In this regard, please include enough information so investors can clearly understand if this number represents current customers, historic customers, revenue generating customers or some combination of the aforementioned groups.

Response: In response to the Staff’s comment we have revised the disclosure in Form F-1 to clarify the noted metric and allow investors to clearly understand what the figures represent (i.e., current customers, historic customers, revenue generating customers or some combination of the aforementioned groups). An example of the revised language, which is included on page 63 of Form F-1 is set forth below; the remainder of the disclosure in Form F-1 is similarly revised to reflect this information.

“As of the date of this prospectus, we have historically accumulated a total of 3,470 corporate and government customers engaged in global trade, including 3,105 ~~import and export~~ international trade businesses and manufacturers in diverse vertical industries, 95 government agencies and regulatory authorities, and 270 logistics and other various service providers. For the fiscal year ended December 31, 2016, we generated revenue from a total of 1,757 customers, of which 1,010 are international trade businesses and manufacturers, 55 are government agencies and authorities, and 692 are logistics and other service providers. For the fiscal year ended December 31, 2017, we generated revenue from a total of 1,633 customers, of which 936 are international trade businesses and manufacturers, 70 are government agencies and authorities, and 627 are logistics and other service providers.

As of the date of this prospectus, we had a total of 231 full-time employees, of which 82 are in research and development, 37 are in sales and marketing, 89 are in technical and customer services, and 23 are in general and administration.”

Our Growth Strategy, page 4

6.	Please disclose the actions you plan to take in order to “continually increase revenue” from your existing customers.

Response: In response to the Staff’s comment we have revised the disclosure on page 4 and page 68 of Form F-1.

“Increase Revenue with Existing Customers. ~~We have a large number of corporate and government customers that currently utilize our global trade software application and technology solutions and services. We are leveraging our long-standing trust and strong relationship with our existing customers to continually increase revenue with our expanding solutions and services.~~ We have a large number of corporate and government customers that currently utilize our global trade software application and technology services. We intend to increase our revenue through leveraging and broadening our relationships with existing customers by helping them identify new use cases for our existing solutions and services and solving more problems for them by providing new solutions and services.”

Our Corporate Structure, page 6

7.	Please tell us how your corporate structure complies with Chinese foreign investment laws and regulations, such as restrictions on foreign ownership. In this regard, we note your disclosure beginning on page 84 regarding government regulation.

Response: In response to the Staff’s comment we have revised the disclosure on page 6 of Form F-1.

“Compliance with Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the Company Law of the People's Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People's Congress on October 26, 2018 and came into effect on the same day. Foreign invested enterprises must also comply with the Company Law, with exceptions as specified in the relevant foreign investment laws. According to our corporate structure as of the date of this prospectus, as 100% of the equity interests of Powerbridge Zhuhai are entirely and indirectly held by our company through Powerbridge HK, therefore, Powerbridge Zhuhai, a wholly foreign-owned enterprise (“WFOE”) of Powerbridge HK, should be regarded as a foreign-invested enterprise and comply both the Company Law and other applicable foreign investment laws.

With respect to the establishment and operation of WFOEs, the MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue (2017 Version), as amended on June 28, 2017, which came into effect on August 28, 2017. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments to PRC. In addition, in June 2018, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 2018. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. According to the Catalogue and the Negative List, IT services, the main business that our PRC subsidiary presently conduct, are neither restricted nor prohibited.”

“Regulations Related to Foreign Investment

Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated by MOFCOM and the National Development and Reform Commission, as amended from time to time. Industries listed in the catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged industries. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in some cases PRC partners are required to hold the majority interests in such joint ventures. In addition, projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category.”

Emerging Growth Company Status, page 7

8.	We note that, as an emerging growth company under the JOBS Act, you have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. Please revise to include a risk factor disclosing this election and that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: In response to the Staff’s comment we added the following risk factor to page 37 of the Form F-1:

“We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to "opt out" of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.”

Use of Proceeds, page 37

9.	Please revise to quantify the net proceeds if the overallotment option is exercised in full.

Response: In response to the Staff’s comment we have revised the disclosure in the Use of Proceeds section on page 39 of Form F-1 as set forth below. The percentage of proceeds we intend to use for the specified categories will remain the same regardless of whether or not the overallotment option is exercised, so we chose to remove reference to specific dollar amounts and instead simply provide the intended percentage of proceeds for each intended category.

“We estimate that we will receive net proceeds from the sale of Ordinary Shares of approximately up to $[●] million, based upon an assumed Offering Price of $[●] per share, the midpoint of the range set forth on the cover page of this prospectus, and assuming no exercise of the overallotment and after deducting estimated underwriting discounts and commissions and estimated offering expenses; our net proceeds will increase to $[●] if the overallotment is exercised in full.

Each $0.25 increase (decrease) in the assumed Offering Price of $[●] per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this Offering by approximately $[●], assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and assuming no exercise of the overallotment and after deducting estimated underwriting discounts and commissions. If the overallotment is exercised in full, each $0.25 increase (decrease) in the assumed Offering Price of $[●] per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this Offering by approximately $[●], assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same after deducting estimated underwriting discounts and commissions.

We intend to use the net proceeds of this Offering as follows:

●	Approximately ~~$[●] or~~ 35% for research and development;

●	Approximately ~~$[●] or~~ 25% sales and marketing effort;

●	Approximately ~~$[●] or~~ 20% reserved for strategic alliances and acquisitions

●	Approximately ~~$[●] or~~ 20% for working capital and general corporate purposes.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This expected use of our net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions are they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

In utilizing the proceeds of this Offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary and branches only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans or make additional capital contributions to our PRC subsidiary and branches to fund its capital expenditures or working capital. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiary. This is because there are no statutory limits on the amount of registered capital for our PRC subsidiary, and we are allowed to make capital contributions to our PRC subsidiary by subscribing for its initial registered capital and increased registered capital, provided that the PRC subsidiary completes the relevant necessary filing and registration procedures in accordance with the applicable laws and regulations. With respect to loans to the PRC subsidiary by us, (i) if the relevant PRC subsidiary determines to adopt the traditional foreign exchange administration mechanism, or the current foreign debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiary and there is, in effect, no statutory limits on the amount of loans that we can make to our PRC subsidiary under this circumstance since we can increase the registered capital of our PRC subsidiary by making capital contributions to them, subject to the completion of relevant registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiary determines to adopt the foreign exchange administration mechanism as provided in the Notice of the People's Bank of China (“PBOC”) on Full-coverage Macro-prudent Management of Cross-border Financing (the “PBOC Notice No. 9”), the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiary.

According to the relevant PRC laws and regulations, in terms of capital contributions, it typically takes about eight weeks to complete the relevant filings and registrations; In terms of loans, the SAFE registration process typically takes about four weeks to complete, provided that all the necessary procedures could be successfully consummated by the relevant PRC subsidiary, as case may be, and/or our company. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiary, we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from this Offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business”, and “Risk Factors—Risks Related to Doing Business in China—However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.” It is likely that we will need to convert some of our net proceeds in U.S. dollars into Renminbi in order to use as proceeds as contemplated in this section. For details of PRC regulations governing foreign currency conversion, see “Government Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.

Pending remitting the Offering proceeds to the PRC, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.”

10.	Please refer to the second to last paragraph of this section. Please quantify the estimated net proceeds which may be loaned or contributed to your PRC subsidiaries without additional registration or approval. To the extent you will be required to obtain additional approvals to loan or contribute the proceeds of this offering, please discuss the anticipated time frame for receipt of and the likelihood you will obtain the necessary approvals.

Response: In response to the Staff’s comment we have revised the disclosure on page 39 of Form F-1, as set forth in the revised language provided in response to Comment 9 above.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 47

11.	We note your disclosures in your dividend policy on page 37 regarding the statutory reserve requirements for your subsidiaries. Please revise your disclosure here to include a discussion of these reserve requirements and of their potential impact on your liquidity. Refer to Item 5.B.1(b) of Form 20-F.

Response: In response to the Staff’s comment we have revised the disclosure on page 53 of Form F-1.

“Liquidity and Capital Resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2018, cash of approximately $0.6 million were fully held by the Company and its subsidiary in mainland PRC. ~~As of December 31, 2017, cash of approximately $3.0 million were fully held by the Company and its subsidiaries in mainland PRC. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.~~

The Cayman holding company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in China. As a result, the Company's ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiary in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by SAFE. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

~~We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.~~

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of June 30, 2018, we had cash of approximately $0.6 million. Our current assets were approximately $17.3 million, and our current liabilities were approximately $15.7 million. As of December 31, 2017, we had cash of approximately $3.0 million. Our current assets were approximately $17.6 million, and our current liabilities were approximately $16.6 million. For years ended December 31, 2017 and 2016, our operating cash flow was positive. Our operation cash flow was negative for the six months ended June 30, 2018 and 2017, because most of our collections are completed in the second half of the year. To support our working capital, on October 8, 2018, our subsidiary Powerbridge Zhuhai entered into a loan agreement with China Bank of Communication to obtain a loan of $302,124 for a term of one year and at a fixed annual interest rate of 5.4%. We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this prospectus. However, it may need additional cash resources in the future if it experiences changed business conditions or other developments, and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. ~~In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of December 31, 2017, we had cash of approximately $3.0 million. Our current assets were approximately $17.6 million, and our current liabilities were approximately $16.6 million. For the years ended December 31, 2017 and 2016, our cash flow from operating activities was both positive. We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations and the proceeds from this Offering will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this prospectus. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.~~”

12.	Please expand your analysis of operating cash flows to include an explanation for your increase in accounts payable, including any significant changes related to the timing of your payments or supplier terms. Describe the terms and levels of any significant financing arrangements provided by your suppliers. Refer to Item 5.B.1 of Form 20-F and Section III.C of SEC Release No. 33-6835.

Response: In response to the Staff’s comment we have revised the disclosure on page 54 of Form F-1.

“Operating Activities

Net cash provided in operating activities was approximately $1.2 million for the year ended December 31, 2017, as compared to approximately $5.2 million for the same period in 2016. Cash provided in operating activities for the year ended December 31, 2017 ~~was~~ mainly ~~due to~~ consisted of approximately $4.0 million of net income, the collection of approximately $0.3 million of prepayments, deposits and other assets, the increase of approximately $4.0 million of accounts payable, $0.4 million of tax payable, and $0.3 million of deferred revenue offset by the increase of approximately $7.3 million in accounts receivable due to increase of revenue, and decrease of approximately $0.8 million of advanced payments from customers.

~~The significant increase in accounts receivable at December 31, 2017 compared to December 31, 2016 was because of increased contract volume and contract progress for certain large contracts with our customers. Those customers are mainly comprised of large business enterprises, governments and related agencies. The average accounts receivable turnover in days for fiscal 2017 was 154 days, more than doubled from 64 days in fiscal 2016. Our management reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, we consider several factors, including the age of the balance, the customer’s payment history, and current credit-worthiness, and current economic trends. Typically, the Company includes unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. As of December 31, 2017 and 2016, the unbilled receivable of $8,533,199 and $4,460,773 were included in accounts receivable. As of August 27, 2018, approximately $2.9 million of accounts receivable balance as of December 31, 2017 was collected, representing 64.3% of the billed accounts receivable balance as of December 31, 2017.~~

~~Cash provided by operating activities for the year ended December 31, 2016 was mainly due to an approximately of $3.5 million of net income, the collection of approximately $0.2 million of prepayments, deposits and other assets, the increase of approximately $4.1 million of accounts payable, $0.7 million of tax payable offset by the increase of approximately of $3.1 million of accounts receivable and the decrease of approximately $0.2 million of customer deposits.~~

~~Net cash used in investing activities was approximately $2.2 million for fiscal 2017, as compared to approximately $1.4 million for fiscal 2016. Cash used in investing activities for fiscal 2017 was mainly due to approximately $1.1 million purchase of office equipment and furniture and approximately $0.8 million spending for capitalized development cost. Cash used in investing activities for fiscal 2016 was mainly due to approximately $0.8 million spending for capitalized development costs and $0.4 million purchase of office equipment and furniture.~~

Net cash provided by operating activities for the year ended December 31, 2016 mainly consisted of an approximately of $3.5 million of net income, the collection of approximately $0.2 million of prepayments, deposits and other assets, the increase of approximately $4.1 million of accounts payable, $0.7 million of tax payable offset by the increase of approximately of $3.1 million of accounts receivable and the decrease of approximately $0.2 million of customer deposits.

Net cash used in operating activities for the six months ended June 30, 2018 mainly consisted of an approximately $1.3 million of net income, an increase of approximately $2.4 million in accounts receivables due to increase of revenue, an increase of approximately $1.1 million of prepayments, deposits and other assets, the payments of approximately $0.3 million in salaries and benefits payable, the payments of approximately $0.4 million in taxes payable, offset by an increase of approximately $0.9 million in accounts payable.

~~Net cash used in financing activities was approximately $0.5 million for fiscal 2017, as compared to approximately $0.7 million for fiscal 2016. Cash used in financing activities for the year ended December 31, 2017 was mainly due to the repayment of related party balance of $0.8 million offset by net proceed from bank loan of $0.2 million. Cash used in financing activities for fiscal 2016 was mainly due to repayment of related party balance of $0.7 million and repayment of bank loan of $0.2 million, offset by proceed received from bank loan of $0.2 million~~.

Net cash used by operating activities for the six months ended June 30, 2017 mainly consisted of approximately $1.5 million of net income, an increase of $2.8 million in accounts receivable, an increase of approximately $0.9 million of prepayments, deposits and other assets, the payments of approximately $0.9 million in salaries and benefits payable, offset by an increase of approximately $0.8 million in accounts payable, and an increase of approximately of $ 0.5 million in customer deposits.

Our accounts payable balance significantly increased from approximately $7.4 million as of December 31, 2016 to $12.1 million as of December 31, 2017 and further increased to $12.7 million as of June 30, 2018. The increase in accounts payable was mainly due to increase purchase from our suppliers and subcontractors for the ongoing projects with our customers. Our payable balances with suppliers are due when the Company received customer payment on the projects. Base on the long term relationship, we might be able to slow down payments based on the Company’s working capital. As of December 31, 2017 and 2016, 98.2% and 98.0% of accounts payable balance were aged within one year, respectively. We have never entered into any long term financing arrangements with our suppliers.

The significant account receivable balances as of June 30, 2018, December 31, 2017 and 2016 was because of the increasing contract volume and contract progress for certain large contracts with our customers. During fiscal 2017, the Company recognized revenue from 67 major contracts, increased by 15.5% from 58 major contracts in fiscal 2016. For the six months ended June 30, 2018, the Company recognized revenue from 77 major contracts, increased by 28.3% from 60 major contracts for the same period of last year. As of December 31, 2017, four major customers accounted for in total of 58.9% of the Company’s accounts receivable and 59.4% of unbilled accounts receivable balances. The aggregated revenues from these customers represented 45.6% of total revenue in fiscal 2017. In fiscal 2017, revenue recognized from three of these four customers are related to new application development service contracts entered in fiscal 2017 with percentage completion progress of 87.5%, 92.8% and 100% as of December 31, 2017, respectively. Revenue recognized from one customer is related to a 2016 contract with percentage completion of 92.3% and 58.9% as of December 31, 2017 and 2016, respectively. As of June 30, 2018, two customers accounted for in total of 29.3% of the Company’s accounts receivable and 33.2% of unbilled accounts receivable balances. The aggregated revenues from these customers represented 5.1% of total revenue for the six months ended June 30, 2018 due to major progress on the project have been achieved in fiscal 2017.

Those above customers are mainly comprised of large government organizations  and related agencies with good credit history. They generally negotiated to pay us in three or less phases through the contract term and a significant portion (50%) of contract amount usually is billed in the last phase upon the completion of the related projects. For the year ended December 31, 2017 and six months ended June 30, 2018, the Company had more contract with government and related agency customers and those projects were under progress. As a result, the Company’s account receivable balance increased to $13.1 million as of December 31, 2017 from $5.1 million as of December 31, 2016 and further increased to $15.1 million as of June 30, 2018. The average accounts receivable turnover in days for the years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018 was 154 days and 64 days and 329 days respectively.

Our management reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, we consider several factors, including the age of the balance, the customer's payment history, and current credit-worthiness, and current economic trends. Typically, the Company includes unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. As of June 30, 2018, December 31, 2017 and 2016, the unbilled receivable of $11,196,237, $8,533,199 and $4,460,773 were included in accounts receivable, respectively. As of October 29, 2018, approximately $6.2 million of accounts receivable balance as of December 31, 2017 was collected. It presented that 90% of billed accounts receivable balance as of December 31, 2017 were collected by October 29, 2018. In addition, certain major customers confirmed to settle their outstanding balance of approximately $3.9 million prior to December 31, 2018. As a result, 70% of unbilled balance as of December 31, 2017 were collected or confirmed to be collected prior to December 31, 2018. The Company expects to collect the remaining balances as at June 30, 2018 within one year.”

13.	We note the significant increase in your accounts receivable turnover in days from 64 days in fiscal 2016 to 154 days in fiscal 2017. Please disclose the factors that led to slower collections during this period. Also, please elaborate on the correlation between the significant increase in accounts receivable and the increase in contract volume and contract progress for certain large contracts, considering the percentage change in revenue. In addition, please provide us with and tell us how you considered disclosure of an aging analysis of accounts receivable as of each balance sheet date to highlight any trends and uncertainties with respect to liquidity.

Response: In response to the Staff’s comment we have revised the disclosure on page 54 of Form F-1, as set forth in the revised language provided in response to Comment 12 above.

In addition, we respectfully advise Staff that we do not believe the accounts receivable aging analysis is necessary, because the unbilled accounts receivable balance represented over 65% and 87% of accounts receivable balance as of December 31, 2017 and 2016, respectively and cannot be included in the aging analysis.

Material PRC Income Tax Considerations, page 103

14.	Please revise your discussion of PRC tax consequences here and in your risk factor disclosure on page 30 to emphasize, if true, the potential personal liability investors could have for paying PRC income tax in certain circumstances.

Response: In response to the Staff’s comment we have revised the disclosure on page 110 and in our risk factor disclosure of Form F-1.

“Material PRC Income Tax Considerations

Under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax rate of 25% on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those invested in by individuals or foreign enterprises, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by individuals or foreign enterprises. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

We do not believe that Powerbridge meets all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that Powerbridge is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC.

It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Powerbridge, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

~~If the PRC tax authorities determine that Powerbridge or any of our subsidiaries outside of China is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, Powerbridge or any of our subsidiaries outside of China may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax.~~

~~If Powerbridge or any of our subsidiaries outside of China were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that it receives from its PRC operating subsidiaries (assuming such dividends were considered sourced within the PRC) (1) may be subject to a 5% PRC withholding tax, if the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “PRC — Hong Kong Tax Treaty”) were applicable, or (2) if such treaty does not apply (i.e., because the PRC tax authorities may deem the Hong Kong enterprise to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.~~

~~Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC shareholders that are not PRC tax “resident enterprises” and gains derived by them from transferring our Ordinary Shares or warrants, if such income is considered PRC-sourced income by the relevant PRC authorities. In such event, we may be required to withhold the 10% PRC tax on any dividends paid to our non-PRC resident shareholders. Our non-PRC resident shareholders also may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of Ordinary Shares or warrants in certain circumstances. We would not, however, have an obligation to withhold PRC tax with respect to such gain. If any such PRC taxes apply, a non-PRC resident shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations).~~ Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.”

Risk Factor Disclosure

“We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In addition, a tax circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as resident enterprises clarified that dividends and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. Under the implementation rules to the Enterprise Income Tax Law, a de facto management body is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circular mentioned above details that certain Chinese-invested enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiaries. We do not believe that Powerbridge meets all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiary, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that Powerbridge is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Powerbridge, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.~~If our company or any of our overseas subsidiaries is considered a PRC tax resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company or our overseas subsidiaries will be subject to the uniform 25% enterprise income tax rate as to our global income as well as PRC enterprise income tax reporting obligations. Second, although under the Enterprise Income Tax Law and its implementing rules dividends paid to us from our PRC subsidiary would qualify as tax-exempted income, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax. It is possible that future guidance issued with respect to the new resident enterprise classification could result in a situation in which a withholding tax of 10% for our non-PRC enterprise investors or a potential withholding tax of 20% for individual investors is imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our shares.~~

In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares ~~or ADSs~~ may be materially and adversely affected. These rates may be reduced by an applicable tax treaty, but it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. Any such tax may reduce the returns on your investment in our shares.”

Notes to Consolidated Financial Statements, page F-7

15.	We note your dividend policy disclosure on page 37 describes restrictions which limit the payment of dividends. Please revise to provide the footnote disclosures outlined in Rule 4-08(e) of Regulation S-X. We note that pursuant to PRC regulations each of your subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve funds until the accumulative amount of such funds reaches 50% of its registered capital. Please tell us where the statutory reserve is presented in your financial statements. Also, revise to include a footnote to separately disclose for each subsidiary the registered capital, the amount of after-tax profits set aside for each year presented, and the funded status of the statutory reserve as of each balance sheet date. In addition, if applicable, please revise to include the Schedule I information required by Rule 5-04 of Regulation S-X.

Response: In response to the Staff’s comment we have added the following disclosure on Note 9 on page F-28 of Form F-1.

“Statutory reserve

Under PRC law, the Company's subsidiaries located in the PRC (collectively referred as the ("PRC entities") are required to provide for certain statutory reserves. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis.

Powerbridge Zhuhai’s registered capital was $5,507,998 and Powerbridge Beijing’s registered capital was $1,510,620. Both Powerbridge Zhuhai and Powerbridge Beijing had accumulated deficit for the years ended December 31, 2017 and 2016 and for the six- month periods ended June 30, 2018 and 2017, as a result, the statutory reserve balances were Nil as of December 31, 2017 and 2016 and June 30, 2018.”

We respectfully advise the Staff that since the Company’s subsidiaries in PRC still had accumulated deficit in their functional currency- RMB for the years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018, they are not required to set aside the statutory reserve in accordance with PRC law.

Our subsidiaries located in PRC includes Zhuhai Powerbridge Technology Co., Ltd. (“Powerbridge Zhuhai”) which further owns 55% equity interest of Beijing Powerbridge Technology Co., Ltd. (“Powerbridge Beijing”). Powerbridge Zhuhai’s registered capital was $5,516,719 and Powerbridge Beijing’s registered capital was $1,510,620. Both Powerbridge Zhuhai and Powerbridge Beijing had accumulated deficit for the years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018. As a result, the statutory reserve funds are Nil for the years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018. The Company determined that the Schedule I information is not required.

Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page F-12

16.	We note from your disclosure on page F-21 that as of December 31, 2017, your unbilled accounts receivable increased to $8.5 million, representing 39% of total revenues for the year. Please disclose when you expect these amounts to be billed and collected from customers. In this regard, we note your disclosure that you have the enforceable right on payments for the work performed. Expand your revenue recognition policy disclosure to describe the billing contract terms associated with your fixed fee projects.

Response: In response to the Staff’s comment, we have modified the following disclosure on page F-21.

“Note 3 — Accounts receivable, net

Accounts receivable, net, consist of the following:

	As of December 31		As of June 30, 2018
	2017	2016	(Unaudited)
Accounts receivable	$13,107,350	$5,150,180	$15,217,261
Less: Allowance for doubtful accounts	(36,285)	(15,083)	(138,701)
Total accounts receivable, net	$13,071,065	$5,135,097	15,078,560

Unbilled accounts receivable included in accounts receivable above amounted to $8,533,199 and $4,460,773 and $11,196,237 as of December 31, 2017, December 31, 2016 and June 30, 2018, respectively. The unbilled receivables are expected to be billed and collected within one year.

As of October 29, 2018, approximately $6.2 million of total accounts receivable balance as of December 31, 2017 was collected. It presented that 90% of billed accounts receivable balance as of December 31, 2017 was collected by October 29, 2018. In addition, certain major customers confirmed to settle their outstanding balance of approximately $3.9 million prior to December 31, 2018. As a result, 70% of unbilled balance as of December 31, 2017 were collected or confirmed to be collected prior to December 31, 2018.”

We also amended the Revenue Recognition section on page 58 and page F-12 as follows.

“Revenue recognition

The Company derives its revenues from three sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, and (3) revenue from subscription services.

The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery of goods and service have occurred, the sales price is fixed or determinable, and collectability is reasonably assured. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

(1) Revenue from application development services

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Company is generally required to provide post-contract customer support (“PCS’) for a period from three months to three years (“PCS period”) after the customized application development services are delivered. The type of services for PCS clause is generally not specified in the contracts or as stand-ready services on when-and-if-available basis.

Multiple Deliverable Arrangements

The Company generally enters into arrangements with multiple deliverables for customized application development services contracts. If the deliverables have standalone value at contract inception, the Company accounts for each deliverable separately. The Company determines application development service, PCS or specific service, if applicable, as separated deliverables in the fixed-fee application development service contract. The Company allocates contract revenue to the identified separate units based on their relative selling prices. In accordance with ASC 605-25-30, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of the selling price (“TPE”) and (iii) best estimate of the selling price (“BESP”. The Company uses VSOE of selling price in the selling price allocation in all instances where it exists. VSOE of selling price for products and services is determined when a substantial majority of the selling prices fall within a reasonable range when sold separately. The Company has not established VSOE for application development service and PCS due to lack of pricing consistency and variety of different service provided. In addition, the Company’s customized application differs substantially from that of competitors, it is difficult to obtain the reliable standalone competitive pricing necessary to establish TPE. Accordingly, the Company uses its BESP of application development services, hardware, consulting and technical support services and subscription services, if applicable, as the basis of revenue allocation. The Company determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the size and volume of the transactions, the geographic area where services are sold, historical standalone sales and contract prices. ~~The Company generally enters into arrangements with multiple deliverables for customized application development services, hardware, consulting and technical support services and subscription services, if applicable. If the deliverables have standalone value at contract inception, the Company accounts for each deliverable separately. The Company allocates contract revenue to the identified separate units based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of the selling price (“TPE”) and (iii) best estimate of the selling price (“BESP”). The Company uses VSOE of selling price in the selling price allocation in all instances where it exists. VSOE of selling price for products and services is determined when a substantial majority of the selling prices fall within a reasonable range when sold separately. Otherwise, BESP is used because the Company’s customized application differs substantially from that of competitors, it is difficult to obtain the reliable standalone competitive pricing necessary to establish TPE. Accordingly, the Company uses its BESP of application development services, hardware, consulting and technical support services and subscription services, if applicable, as the basis of revenue allocation. The Company determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the size and volume of the transactions, the geographic area where services are sold, historical standalone sales and contract prices.~~

~~The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Company is generally required to provide post-contract customer support (“PCS’) for a period from three months to three years (“PCS period”) after the customized application development services are delivered. The type of services for PCS clause is generally not specified in the contracts or as stand-ready services on when-and-if-available basis.~~

Revenue allocated to customized application development services is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total cost to date bears to the total expected costs. The Company considers labor costs and related material costs for the input measurement as the best available indicator of the progress, ~~of the~~ pattern and timing in which contract obligations are fulfilled. The Company has a long history of providing these services resulting in its ability to reasonably estimate the labor costs and related material costs expected to be incurred and the progress toward completion on each fixed-price customized contract based on the proportion of labor costs and related material costs incurred to date relative to total estimated labor costs and related material costs at completion. Estimated contract costs are based on the budgeted labor costs and related material costs, which are updated based on the progress toward completion on a monthly basis. ~~Pursuant to the contract terms, the Company has enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. In instances where substantive acceptance provisions are specified in customer contracts, revenues are deferred until all acceptance criteria have been met. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. The fixed-priced application development contracts provide customers with rights to specified PCS or to unspecified PCS that is if and when available.~~

The Company’s application development service revenues are generated primarily from contracts with PRC government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed. ~~Revenue allocated to specific PCS or other services is recognized as the related services are rendered. Revenue allocated to unspecific PCS component is deferred and recognized on a straight-line basis over the PCS period.~~

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. In instances where substantive acceptance provisions are specified in customer contracts, revenues are deferred until all acceptance criteria have been met. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. The fixed-priced application development contracts provide customers with rights to specified PCS or to unspecified PCS that is if and when available.

The unspecified PCS is stand-ready service on when-and-if-available basis. It grants the customers on line and telephone access to technical support personnel during the term of the service. Specified PCS includes specified service term in the contract such as training. Revenue allocated to specified PCS or other services is recognized as the related services are rendered. Revenue allocated to unspecified PCS component is deferred and recognized on a straight-line basis over the PCS period.”

17.	We note from your disclosure on page 48 that as of August 27, 2018, $2.9 million or 64% of your $4.6 million billed accounts receivable balance as of December 31, 2017 was collected. Please describe the payment terms for those arrangements for which you have not collected the full amount for the services billed. Please tell us how the payment terms compare to payment terms normally provided, as well as any concessions provided to these customers. To the extent your arrangements include extended payment terms or concessions, tell us what impact this has on your ability to make reasonably dependable estimates of total contract revenue in your application of the percentage-of-completion method of contract accounting. Refer to ASC 605-35-25-57.

Response: The Company respectfully advises the Staff that the Company has never entered into extended payment terms or concessions with our customer for the years ended December 31, 2017 and 2016 and for the six months ended June 30, 2018. From the past experience, the Company has never had any significant loss in collection of the contract amount.

The payment term for the arrangements with uncollected balance are similar to those collected. As of October 29, 2018, approximately 90% of billed accounts receivable balance as of December 31, 2017 was collected.. The outstanding balance were mainly related to certain government, related agencies and stated owned enterprises and considered collectable from the perspective of the customer’s ability to pay. Due to the complicated government approval process for payments, it could takes extra time for our customers to pay off the balances. With the increasing communication with our customer and improved collection efforts, we believe we are able to successfully collect the balance.

18.	We note that your application development service contracts include post-contract customer support (“PCS”) for a period of three months to three years. Please clarify the nature of the services included in the specified PCS and the unspecified PCS. Please tell us and revise your filing to clarify your accounting for PCS included in these contracts, including whether or not you have established vendor-specific objective evidence of fair value (“VSOE") for your PCS. To the extent you do not have VSOE for specified and/or unspecified PCS, explain how you recognize revenue for the entire arrangement.

Response: In response to the Staff’s comment we have revised the disclosure on Note 2 on page F-12 of Form F-1; as set forth in the revised language provided in response to Comment 16 above. The remainder of the disclosure in Form F-1 is similarly revised to reflect this information.

The nature of unspecified PCS is stand-ready service on when-and-if-available basis. It grants the customers on line and telephone access to technical support personnel during the term of the service. Specified PCS includes specified service term in the contract such as training.

The Company considers PCS (including specified or unspecified PCS) as separated service elements in the fixed-fee customized application development service contract and uses its best estimate of the selling price (“BESP”) of PCS as the basis of revenue allocation in accordance with Accounting Standards Codification (“ASC”) 605-25-30.

The Company has not established vendor-specific objective evidence of fair value (“VSOE") for PCS and due to lack of pricing consistency and variety of different service provided. In addition, the Company’s customized application differs substantially from that of competitors, it is difficult to obtain the reliable standalone competitive pricing necessary to establish third-party evidence of the selling price (“TPE”). Accordingly, the Company uses its BESP of application development services and PCS, if applicable, as the basis of revenue allocation in the multiple deliverable arrangement. The Company determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the size and volume of the transactions, the geographic area where services are sold, historical standalone sales and contract prices.

Revenue allocated to customized application development services is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total cost to date bears to the total expected costs. Revenue allocated to specific PCS or other services is recognized as the related services are rendered. Revenue allocated to unspecific PCS component is deferred and recognized on a straight-line basis over the PCS period.

The Company has considered the guidance in ASC 985-605 and has determined that the Company’s arrangements with clients do not fall within the scope of software revenue recognition guidance of ASC 985-605. The Company has analyzed the scope of the software revenue recognition guidance in ASC 985-605-15-3 and concluded that it is not currently required to apply such software revenue recognition guidance to any of its services because the focus of the Company’s service offering has been customized solutions provided to its clients, and the Company has not been licensing, selling, leasing or otherwise marketing software.

In reaching this conclusion, the Company considered the following factors specified by ASC 985-605-15-13:

As part of its software development services, the Company focuses on developing customized applications for its clients. Although the Company has used certain software tools in its services, the Company has not historically licensed, sold or otherwise marketed any core or off-the-shelf software products to its clients as part of its solutions and services or separately. Thus, the Company’s past arrangements with clients have never included a software licensing element. The Company has not generated any significant amounts of revenues from its software. The software has not been a focus of marketing, and the Company has been marketing its services as provision of highly customized solutions to client’s needs and orders not focused around any readily available software solution.

The Company’s services are highly customized to clients’ needs and have not been focused around any specific software solution. Therefore, historically, the Company has not incurred significant amounts of time and effort nor incurred significant cost to develop software that it intends to sell, lease, or otherwise market. The Company’s customer support type service has not provided enhancements and upgrades to software licensed, sold or otherwise marketed.

Based on the foregoing, the Company has concluded that software is not the key element of marketing its service offerings for the years ended December 31, 2017 and 2016. Therefore, the Company’s arrangements with clients do not fall within the requirement of VOSE under ASC 985-605-25-6.

Note 3 – Accounts Receivable, page F-21

19.	Please revise to disclose the amount of billed and unbilled accounts receivable that are expected to be collected after one year. We refer you to Item 5.02(3)(c)(4) of Regulation S-X.

Response: In response to the Staff’s comment we have revised the disclosure on page 57 of Form F-1; the remainder of the disclosure in Form F-1 is similarly revised to reflect this information.

“Accounts receivable, net

Accounts receivable, net, is stated at the original invoiced amount net of write-offs and allowance for doubtful accounts. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. Past-due balances over 90 days are reviewed individually for collectability. In evaluating the collectability of individual accounts receivable balances, the Company considers several factors, including the age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends. Accounts receivable balances are written off after all collection efforts have been exhausted. Typically, the Company includes unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. Unbilled receivables, substantially all of which are expected to be billed and collected within one year, are stated at their estimated realizable value and consist of costs and fees billable on contract completion or the occurrence of contractual payment phase.”

We respectfully advise the Staff that all of the billed and unbilled receivables, are expected to be billed and collected within one year.

General

20.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that neither it nor its underwriters has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act. The Company represents to the extent that there are any such written communications that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, it will provide them to the Staff. In such case, the Company further confirms that no copies of such written communications will be retained by potential investors if such communications occur during the 30 days immediately preceding the date of publicly filing the registration statement.

.

21.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: We are enclosing copies of all graphic materials and artwork we intend to use in the prospectus with this response letter.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at 212-530-2207.

Very truly yours,

/s/ Ban Lor
Ban Lor CEO

cc:	Hunter Taubman Fischer & Li LLC